FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2004

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Summary of the Ordinary and Extraordinary Stockholders Meeting held on April 22, 2004

RESOLUTIONS VOTED WITH RESPECT TO EACH ITEM OF THE AGENDA OF THE ORDINARY AND EXTRAORDINARY STOCKHOLDERS´ MEETING OF BANCO FRANCES HELD ON APRIL 22, 2004, IN BUENOS AIRES, ARGENTINA

All percentages were calculated by considering positive and negative votes; that is excluding abstentions.

Item 1 : Election of two stockholders to approve and sign the minutes of the Stockholders’ Meeting.

Mr. Juan Duggan and Mr. Gotardo Pedemonte were appointed to approve and sign the minutes of the Stockholders’ Meeting.

This resolution was approved and obtained:

Votes in favor:	322,878,659	100.0000%
Votes against:		0.0000%
Abstentions:		0.0000%

Item 2: Approval of the Directors’ Report, Annual Financial Statements, Report of the Inspection Committee and Auditors’ Report, for the fiscal year Number 129, ended December 31, 2003.

This resolution was approved and obtained:

Votes in favor:	321,486,654	100.0000%
Votes against:		0.0000%
Abstentions:	1,392,005	0.4311%

Item 3: Approval of the performance of the Board of Directors and Inspection Committee.

This resolution was approved and obtained:

Votes in favor:	321,836,777	99.9892%
Votes against:	34,482	0.0107%
Abstentions:	1,007,400	0.3120%

Item 4: Consideration of the earnings/losses for the fiscal year Number 129, ended December 31, 2003.

Votes in favor:	321,850,327	99.9911%
Votes against:	28,332	0.0088%
Abstentions:	1,000,000	0.3097%

Item 5: Compensation of the members of the Board of Directors, including salaries, remunerations for administrative functions and other special fees (appropriated amount: Ps.2,834,206.81) for the fiscal year ended December 31, 2003, which registered a net loss computable under the National Securities Commission (Comisión Nacional de Valores) standards.

This resolution was approved and obtained:

Votes in favor:	322,842,790	99.9902%
Votes against:	31,603	0.0097%
Abstentions:	4,266	0.0130%

Item 6: Compensation of the members of the Inspection Committee for the fiscal year ended December 31, 2003.

This resolution was approved and obtained:

Votes in favor:	322,846,022	99.9912%
Votes against:	28,371	0.0087%
Abstentions:	4,266	0.0013%

Item 7: Establishment of the number of Directors and, if necessary, ensuing election of new Directors.

The number of members of the Board of Directors was fixed at five and the alternate members remained in two.

Messrs. Marcelo Gustavo Canestri and Javier D’Ornellas were reelected as non-independent permanent member and independent permanent member, respectively – both for an additional three-years period.

This resolution was approved and obtained:

Votes in favor:	322,851,197	99.9927%
Votes against:	23,496	0.0072%
Abstentions:	3,966	0.0012%

Item 8: Election of three permanent and three alternate statutory auditors (síndicos) to constitute the Inspection Committee until December 31, 2004.

Public Accountants Pablo Tonina, Carlos Bernardo Srulevich and Daniel Caracciolo were elected to serve as a permanent member of the Inspection Committee and Lidia Beatriz Prychodzko, Oscar Ventrice and Juan Carlos Yemma were elected to serve as alternate members of the Inspection Committee. All mandates will be for a period of one year, which is to end on December 31, 2004.

This resolution was approved and obtained:

Votes in favor:	322,878,659	100.0000%
Votes against:		0.0000%
Abstentions:		0.0000%

Item 9: Approval of independent accountant’s compensation for auditing the Annual Financial Statements for the fiscal year ended December, 31, 2003. Appointment of an independent accountant to audit the Annual Financial Statements for the present fiscal year.

The compensation for the independent accountant –Deloitte & Co - for auditing the Financial Statements for the fiscal year ended December 31, 2003, was set at Ps. 770,200.

In connection with the appointment of the independent accountant to audit the 2004 Annual Financial Statements, Deloitte & Co S.R.L. was appointed as the Bank’s independent accountant to that end.

This resolution was approved and obtained:

Votes in favor:	322,877,663	99.9998%
Votes against:	600	0.0002%
Abstentions:	396	0.0001%

Item 10: Budget for the Audit Committee to obtain advisory services. Ratification of the rules of the Audit Committee.

The budget for the Audit Committee to obtain advisory services was set at Ps. 150,000.

This resolution was approved and obtained:

Votes in favor:	322,849,408	99.9909%
Votes against:	25,284	0.0078%
Abstentions:	3,967	0.0012%

Item 11: Capital increase up to an aggregate par value of Pesos 385,000,000, by subscription of common, book-entry shares, entitled to one vote per share and a par value of one peso with the same rights (including, without limitation, the same right to receive dividends) as those shares of the same class outstanding at the time of issue.

Request the registration of the shares for their public offering in the Republic of Argentina and the listing of such shares on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires).

Delegation to the Board of Directors of authority to:

1- Determine all other terms and conditions of issue of the new shares, including, without limitation:

a) the number of shares to be subscribed, within the limits approved by the Shareholders’ Meeting, and the time for the issuance. In addition the Board of Directors is entitled to (i) effect one or more issuances within two years of the date of the Shareholders’ Meeting, and to determine the amount of the issuance in each instance, being allowed to issue only part of the authorized maximum amount, (ii) place any new shares that remain unsubscribed, in private or public offerings, after the pre-emptive and accretion rights have been exercised and decide on the cancellation of these remaining new shares, (iii) make a statement on the total amount subscribed and terminate the offer of shares, even without having issued the maximum total amount of shares determined by the Shareholders’ Meeting;

b) the number of shares required to subscribe a new share and the minimum number of shares to be subscribed;

c) payment terms, including, without limitation: (i) the form of payment for the new shares, which may be (1) in cash; and/or (2) the balance of any debt of BBVA Banco Francés S.A. to Banco Bilbao Vizcaya Argentaria, S.A. as of the date of the capitalization; subject to the authorization of regulatory authorities if necessary (“Eligible Loans,” and together with the assets indicated in (1), the “Eligible Assets”).

Banco Bilbao Vizcaya Argentaria will capitalize a loan granted to Banco Francés in an amount of up to US$77.7 million (seventy-seven million and seven hundred thousand dollars).

BBVA will also participate in an additional capital increase to be subscribed directly or indirectly, in cash or in kind, in an amount of up to US$40 million (forty million dollars). Such additional subscription will be made in respect of the new shares that remain unsubscribed after the other stockholders of Banco Francés have exercised their pre-emptive rights; (ii) in the case of cash contributions, the subscription currency; (iii) the applicable exchange rate in case of foreign currency denominated Eligible Loans; and (iv) the exchange ratio; and

d) determine the premium per share for the issue, which, together with the par value of the new shares, must not exceed the weighted average price of the Company’s shares reported on the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires) during the five trading days prior to the date on which the subscription price is determined. The subscription price shall be determined at least five trading days prior to the date of expiration of the subscription period for shareholders with preemptive rights. If the weighted average price mentioned above is equal to or lower than Ps.1.00, the shares shall be offered without premium.

2- carry out any and all required acts in order to implement the resolutions adopted and to make any amendments that may eventually be suggested by regulatory authorities and/or self-regulatory authorities in connection with the capital increase; and

3- delegate any authority conveyed by the Shareholders’ Meeting to any persons appointed for such purpose.

The proceeds of the new shares paid-in in cash shall be used as working capital.

This resolution was approved and obtained:

Votes in favor:	318,098,549	98.5849%
Votes against:	4,565,748	1.4150%
Abstentions:	214,362	0.0066%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 29, 2004	By:	/s/ María Elena Siburu de López Oliva
	Name:	María Elena Siburu de López Oliva
	Title:	Investor Relations Manager